FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For November 5, 2010

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Risk and capital management (continued)

Funding and liquidity risk

The objective of the Group’s funding and liquidity management framework is to ensure that at all times the Group can meet its obligations as they fall due.  Liquidity management within the Group specifies prudent limits and controls over risk arising from maturity mismatch across the balance sheet and exposure to undrawn commitments or contingent obligations.

The Group has a highly diversified funding structure which avoids excessive reliance on any particular source. Funding is raised through various distribution channels, from a wide range of investors and clients.

The table below shows the composition of the Group’s primary funding sources, excluding repurchase agreements.

	30 September 2010		30 June 2010		31 December 2009
	£m	%	£m	%	£m	%

Deposits by banks	80,186	10.5	96,614	12.7	115,642	14.3

Debt securities in issue:
- Commercial paper	30,424	4.0	30,865	4.1	44,307	5.5
- Certificates of deposits	50,497	6.6	45,888	6.0	58,195	7.2
- Medium-term notes and other bonds	133,403	17.5	122,981	16.1	125,800	15.6
- Securitisations	20,759	2.7	17,583	2.3	18,027	2.2

	235,083	30.8	217,317	28.5	246,329	30.5

Subordinated liabilities	27,890	3.6	27,523	3.6	31,538	3.9

Total wholesale funding	343,159	44.9	341,454	44.8	393,509	48.7
Customer deposits	420,639	55.1	420,890	55.2	414,251	51.3

	763,798	100.0	762,344	100.0	807,760	100.0

Key points
•
The Group has continued to reduce reliance on wholesale funding and diversify funding sources. Debt securities in issue increased as issuance of long-term debt securities and securitisation of UK retail mortgages exceeded maturities in the period. Deposits by banks decreased by 17% in Q3 2010.

•	The Group has increased the proportion of its funding from customer deposits during 2010, from 51% at 31 December 2009 to 55% at 30 September 2010.

•
The Group was able to reduce short-term unsecured wholesale borrowing by £20 billion to £178 billion (including £77 billion of deposits from banks) from £198 billion at 30 June 2010 (including £92 billion of deposits from banks). The successful medium-term notes, covered bond and RMBS issuances in the quarter contributed to this reduction. These programmes tapped markets in multiple currencies, geographies and maturities. The impact was to strengthen the overall liability structure of the Group.

RBS Group – Q3 2010 Results

Risk and capital management (continued)

Funding and liquidity risk (continued)

The table below shows the Group’s debt securities and subordinated liabilities (sub-debt) by maturity.

	30 September 2010				30 June 2010				31 December 2009
	Debt securities in issue	Sub- debt	Total		Debt securities in issue	Sub- debt	Total		Debt securities in issue	Sub- debt	Total
	£m	£m	£m	%	£m	£m	£m	%	£m	£m	£m	%

< 1 year	99,714	1,660	101,374	38.5	103,630	2,422	106,052	43.3	136,901	2,144	139,045	50.0
1-5 years	90,590	10,371	100,961	38.4	77,266	7,575	84,841	34.7	70,437	4,235	74,672	26.9
> 5 years	44,779	15,859	60,638	23.1	36,421	17,526	53,947	22.0	38,991	25,159	64,150	23.1

	235,083	27,890	262,973	100.0	217,317	27,523	244,840	100.0	246,329	31,538	277,867	100.0

Key points
•	The Group has improved its funding and liquidity position by extending the average maturity of debt securities in issue.

•	The proportion of debt instruments with a remaining maturity of greater than one year has increased in 2010 from 50% at 31 December 2009 to 57% at 30 June 2010 and 62% at 30 September 2010.

The table below shows the amount and type of debt securities issued by the Group with a maturity of one year or greater, by quarter for year-to-date 2010 and 2009.

	Quarter ended			Nine months ended 30 September 2010	Quarter ended			Nine months ended 30 September 2009
	31 March 2010	30 June 2010	30 September 2010		31 March 2009	30 June 2009	30 September 2009
	£m	£m	£m	£m	£m	£m	£m	£m

Public
- unsecured	3,976	1,882	6,254	12,112	-	3,123	4,062	7,185
- unsecured: guaranteed	-	-	-		8,804	4,520	858	14,182
- secured	-	1,030	5,286	6,316	-	-		-
Private
- unsecured	4,158	2,370	6,299	12,827	1,637	2,654	6,053	10,344
- unsecured: guaranteed	-	-	-	-	6,493	2,428	-	8,921

Gross issuance	8,134	5,282	17,839	31,255	16,934	12,725	10,973	40,632

In addition there was further term issuance in October of £3.9 billion bringing year-to-date issuance to £35.2 billion. This exceeds the original full year target of £25 billion.

The Group also executes other long-term funding arrangements (predominately term repurchase agreements) not reflected in the analysis above.

RBS Group – Q3 2010 Results

Risk and capital management (continued)

Funding and liquidity risk (continued)

The table below shows the residual maturity and currency breakdown of long-term debt securities issued in 2010.

Residual maturity	£m	%

< 1 year	836	2.7
1-3 years	8,208	26.3
3-5 years	6,889	22.0
5-10 years	8,356	26.7
> 10 years	6,966	22.3

	31,255	100.0

Currency	£m	%

GBP	3,842	12.3
EUR	15,719	50.3
USD	8,540	27.3
Other	3,154	10.1

	31,255	100.0

Key points
•
Term funding markets improved in Q3 2010 as European sovereign concerns subsided. The Group issued more term funding in Q3 2010 than in the first half of 2010 and accessed unsecured and secured markets in the US, Europe, Asia, Australia and the UK.

•
The Group’s €15 billion covered bond programme, launched in April 2010, is an important step in diversifying funding sources across product types and markets. To date, €4.75 billion of covered bonds with maturities ranging between 3 and 10 years were issued from this programme.

•
During Q3 2010, the Group executed its largest ever public issuance in the Australian dollar market and its first public Singapore dollar bond issuance. The Group also executed a £4.6 billion public RMBS issuance, which is the largest public transaction in this market since 2007.

RBS Group – Q3 2010 Results

Risk and capital management (continued)

Funding and liquidity risk (continued)

The table below shows the composition of the Group’s liquidity portfolio. The Group has refined the presentation of its liquidity portfolio. Treasury bills and government bonds which were previously reported under Central Group Treasury portfolio, Unencumbered collateral and Other liquid assets  are now included in their respective asset classes.

	30 September 2010	30 June 2010	31 March 2010	31 December 2009
Liquidity portfolio	£m	£m	£m	£m

Cash and balances at central banks	56,661	29,591	42,008	51,500
Treasury bills	15,167	16,086	24,030	30,010
Central and local government bonds
- AAA rated governments (1)	31,251	41,865	36,148	30,140
- AA- to AA+ rated governments	1,618	1,438	1,858	2,011
- governments rated below AA	1,189	1,149	1,766	1,630
- local government	5,981	5,692	6,216	5,706
	40,039	50,144	45,988	39,487
Unencumbered collateral (2)
- AAA rated	16,071	16,564	23,048	20,246
- below AAA rated and other high quality assets	22,636	24,584	29,817	29,418
	38,707	41,148	52,865	49,664

Total liquidity portfolio	150,574	136,969	164,891	170,661

Notes:
(1)	Includes AAA rated US government guaranteed agencies.
(2)	Includes assets eligible for discounting at central banks, comprising loans and advances and debt securities.

Key points
•
The Group’s liquidity portfolio increased by £14 billion to £151 billion in the quarter.  Within this, cash and balances at central banks increased by £27 billion to £57 billion. The Group manages the composition of its liquidity portfolio based on a number of considerations. These include market opportunities, internal and external liquidity metrics and potential near term cash requirements.  Further, during Q3 2010, US Retail & Commercial and RBS N.V. reduced their G10 government securities as part of their respective balance sheet restructurings.

•
The Group is targeting a total liquidity portfolio of £150 billion as part of its strategic plan. However, the final level will be influenced by balance sheet size, maturity profile and regulatory requirements.

RBS Group – Q3 2010 Results

Risk and capital management (continued)

Funding and liquidity risk (continued)

The table below shows recent trends for the Group’s loan to deposit ratio and customer funding gap.

	Loan to deposit ratio		Customer funding gap
	Group	Core	Group
	%	%	£bn

30 September 2010	126	101	107
30 June 2010	128	102	118
31 March 2010	131	102	131
31 December 2009	135	104	142
30 September 2009	142	108	164
30 June 2009	145	110	178
31 March 2009	150	118	225
31 December 2008	151	118	233

Notes:
(1)	Excludes repurchase agreements, bancassurance deposits to 31 March 2010 and loans are net of provisions.
(2)
Adjusting for customer loans and deposits classified as held-for-trading and designated as at fair value under IFRS (see note 10 Financial instruments classification on page 73 to 75), the loan to deposit ratio and customer funding gap at 30 September 2010 were 123% and £94 billion, respectively.

Key point
•
The loan to deposit ratio improved by 200 basis points in Q3 2010 to 126% and the customer funding gap narrowed by £11 billion to £107 billion at 30 September 2010, due primarily to a reduction in Non-Core customer loans.

RBS Group – Q3 2010 Results

Risk and capital management (continued)

Funding and liquidity risk (continued)

The table below shows the Group’s net stable funding ratio (NSFR), the proportion of structural term assets which are funded by stable funding including customer deposits, long-term wholesale funding and equity, computed in accordance with guidance issued by the Basel Committee in July 2010.

	30 September 2010		30 June 2010		31 December 2009
		ASF(1)		ASF(1)		ASF(1)	Weighting
	£bn	£bn	£bn	£bn	£bn	£bn	%

Equity	77	77	79	79	80	80	100
Wholesale funding > 1 year	165	165	143	143	144	144	100
Wholesale funding < 1 year	178	-	198	-	249	-	-
Derivatives	543	-	509	-	422	-	-
Repurchase agreements	129	-	115	-	106	-	-
Customer deposits	421	379	421	379	415	374	90
Other (2)	116	-	116	-	106	-	-

Total liabilities and equity	1,629	621	1,581	601	1,522	598

Cash	61	-	30	-	52	-	-
Inter bank lending	60	-	54	-	49	-	-
Debt securities	226	45	236	47	249	50	20
Derivatives	549	-	523	-	438	-	-
Reverse repurchase agreements	93	-	87	-	76	-	-
Advances < 1 year	132	66	135	67	139	69	50
Advances >1 year	396	368	404	376	416	387	See note (3)
Other (4)	112	112	112	112	103	103	100

Total assets	1,629	591	1,581	602	1,522	609

Undrawn commitments	267	13	271	14	289	14	5
Total assets and undrawn commitments	1,896	604	1,852	616	1,811	623
Net stable funding ratio		103%		98%		96%

Notes:
(1)	Available stable funding.
(2)	Deferred taxation, insurance liabilities and other liabilities.
(3)	Residential mortgages > 1 year are weighted at 65%; remainder is weighted at 100%.
(4)	Prepayments, accrued income, deferred taxation and other assets.

Key points
•
The Group’s NSFR increased from 98% as at 30 June 2010 to 103% as at 30 September 2010, primarily due to an increase in wholesale funding with maturity greater than one year and a reduction in customer loans.

•	The NSFR will continue to be refined over time in line with regulatory developments.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 5 November 2010

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary